UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

Joseph Kevin Jordan

P.O. Box 161294

Fort Worth, Texas 76161

Telephone Number: (817) 312-3936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23753F 107

1	Name of Reporting Person: Joseph Kevin Jordan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,388,017 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,388,017 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,388,017

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (2)

14	Type of Reporting Person (See Instructions) IN

(1)         Includes (a) 915,623 shares held by The Jordan Family Irrevocable Trust and (b) 346,911 shares held by The Joy and Kevin Jordan Revocable Trust. Mr. Jordan is the sole trustee of each of The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust.

(2)         Based on 44,392,349 shares outstanding as of September 22, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on September 20, 2017, after the underwriters exercised their full over-allotment option as reported in the Company’s Form 8-K filed on September 22, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2017 (the “Original Schedule 13D”), by the Reporting Person relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Daseke, Inc., a Delaware corporation (the “Company”).  Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Original Schedule 13D.  This Amendment primarily reports and reflects the sale of shares of Common Stock by the Reporting Person and two trusts of which the Reporting Person is the sole trustee, The Jordan Family Irrevocable Trust (the “Family Trust”) and The Joy and Kevin Jordan Revocable Trust (the “Revocable Trust”).

Item 4.                               Purpose of Transaction

Item 4 of the Original Schedule 13D is amended by adding the following as the third, fourth and fifth paragraphs:

The Company has filed two “shelf” registration statements with the SEC, which have become effective:  The Registration Statement on Form S-3 (File No. 333-216854) to permit the public resale of certain securities held by various securityholders of the Company, including all of the shares beneficially owned by the Reporting Person, and the Registration Statement on Form S-3 (File No. 333-218306) to permit the issuance and sale of certain securities by the Company.  On September 19, 2017, the Company and certain of its stockholders, including the Reporting Person, the Family Trust, and the Revocable Trust, entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated and Cowen and Company, LLC, as representatives of the several underwriters named therein (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Company agreed to issue and sell, and the Underwriters agreed to purchase, a total of 5,675,967 shares of Common Stock (including over-allotment shares), and the selling stockholders named therein agreed to sell, and the Underwriters agreed to purchase, a total of 409,833 shares of Common Stock owned by those stockholders (the “Offering”).  Of the shares of Common Stock in the Offering, a total of 265,336 shares were sold by the Reporting Person, the Family Trust, and the Revocable Trust.  On September 20, 2017, the Company filed a Prospectus Supplement, dated September 19, 2017, regarding the Offering pursuant to the two registration statements identified above (the “Prospectus Supplement”).   Each of the shares was sold in the Offering at a public offering price (before underwriting discounts and commissions) of $12.00, and the Offering closed on September 22, 2017.  The Underwriters purchased all of the shares available under the Underwriting Agreement.

In connection with the Offering, each of the Reporting Person, the Family Trust, the Revocable Trust and the other selling stockholders entered into a lock-up agreement (the “2017 Lock-up Agreement”) under which each selling stockholder agreed, among other things, that for a period of 90 days after the date of the Prospectus Supplement, the selling stockholder will not, without prior written consent of the representatives of the Underwriters, subject to certain exceptions, (a) sell, offer to sell, contract or agree to sell (including any short sale), hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock held of record by such selling stockholder (collectively, the “Lock-up Shares”), except for any Common Stock later purchased in the open market, (b) enter into a transaction which would have the same effect described in clause (a), (c) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, in cash or otherwise; or (d) publicly announce any intention to effect any of the foregoing transactions.  Notwithstanding the foregoing, a selling stockholder may sell or otherwise transfer Lock-Up Shares to, among other persons, its equity holders or other affiliates or immediate family members if the transferee agrees to be bound by the restrictions set forth in the 2017 Lock-Up Agreement.

The foregoing descriptions of the Underwriting Agreement and the 2017 Lock-up Agreement do not purport to be complete descriptions of all of the terms and conditions of each agreement and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibits 2 and 3 and are incorporated by reference herein.

Item 5.                               Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                 Mr. Jordan may be deemed to beneficially own 2,388,017 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock.  This percentage is based on 44,392,349 shares outstanding as of September 22, 2017, as reported in the Prospectus Supplement, after the underwriters exercised their full over-allotment option as reported in the Company’s Form 8-K filed on September 22, 2017.

(b)                                 Mr. Jordan has sole voting and sole dispositive power over 2,388,017 shares of Common Stock, which shares include (i) 915,623 shares held by The Jordan Family Irrevocable Trust and (ii) 346,911 shares held by The Joy and Kevin Jordan Revocable Trust. Mr. Jordan is the sole trustee of both trusts.  Mr. Jordan disclaims beneficial ownership of the shares held of record by these trusts except to the extent of his pecuniary interest therein.

(c)                                  The information disclosed in Item 3 and Item 4 above are hereby incorporated herein by reference.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information disclosed in Item 3 and Item 4 above is hereby incorporated herein by reference.

Item 7.                               Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended by adding the following:

2.                                      Underwriting Agreement, dated as of September 19, 2017, by and among Daseke, Inc., Stifel Nicolaus & Company, Incorporated, Cowen and Company, LLC, as representatives of the several underwriters named therein, Dan Wirkkala, Joseph Kevin Jordan, The Joy & Kevin Jordan Revocable Trust, The Jordan Family Irrevocable Trust, and James Niemann Trust (incorporated by reference to Exhibit 1.1 to Form 8-K filed with the Securities and Exchange Commission on September 22, 2017).

3.                                      Form of Lock-Up Agreement, by and among Daseke, Inc., Stifel, Nicolaus & Company, Incorporated, Cowen and Company, LLC and each of Dan Wirkkala, Joseph Kevin Jordan, The Joy & Kevin Jordan Revocable Trust, The Jordan Family Irrevocable Trust, and James Niemann Trust (incorporated by reference to Exhibit C to the Underwriting Agreement, incorporated by reference to Exhibit 1.1 to Form 8-K filed with the Securities and Exchange Commission on September 22, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017	JOSEPH KEVIN JORDAN

/s/ Joseph Kevin Jordan

EXHIBIT INDEX

2.                                      Underwriting Agreement, dated as of September 19, 2017, by and among Daseke, Inc., Stifel Nicolaus & Company, Incorporated, Cowen and Company, LLC, as representatives of the several underwriters named therein, Dan Wirkkala, Joseph Kevin Jordan, The Joy & Kevin Jordan Revocable Trust, The Jordan Family Irrevocable Trust, and James Niemann Trust (incorporated by reference to Exhibit 1.1 to Form 8-K filed with the Securities and Exchange Commission on September 22, 2017).

3.                                      Form of Lock-Up Agreement, by and among Daseke, Inc., Stifel, Nicolaus & Company, Incorporated, Cowen and Company, LLC and each of Dan Wirkkala, Joseph Kevin Jordan, The Joy & Kevin Jordan Revocable Trust, The Jordan Family Irrevocable Trust, and James Niemann Trust (incorporated by reference to Exhibit C to the Underwriting Agreement, incorporated by reference to Exhibit 1.1 to Form 8-K filed with the Securities and Exchange Commission on September 22, 2017).